Exhibit 12: Computation of Ratio of Earnings to Fixed Charges

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30
Amounts in millions	2009	2008	2007	2006	2005
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$14,461	$14,927	$13,698	$11,658	$9,128
Fixed charges (excluding amortization capitalized interest)	1,576	1,640	1,458	1,268	948

TOTAL EARNINGS, AS DEFINED	$16,037	$16,567	$15,156	$12,926	$10,076

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,431	$1,546	$1,374	$1,153	$869
1/3 of rental expense	177	137	124	122	90

TOTAL FIXED CHARGES, AS DEFINED	$1,608	$1,683	$1,498	$1,275	$959

RATIO OF EARNINGS TO FIXED CHARGES	10.0x	9.8x	10.1x	10.1x	10.5x